ANNONA ENERGY INC.
                 2316-A Willemar Avenue, Courtenay B.C. V9N 3M8
                            Telephone (250) 898 8882
                             annona.energy@yahoo.com
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                                                                 August 16, 2013


Ann Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Annona Energy Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 26, 2013
    File No. 333-187648

Dear Ms. Nguyen Parker,

Thank you for your assistance in the review of our filing. In response to our telephone conversation of August 14, 2013 we have updated the filing with the June 30, 2013 financial statements.

We acknowledge and understand that since the company and management are in possession of all facts relating to the company's disclosure, we are responsible for the accuracy and adequacy of the disclosures made in our filings.

The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Lawrence H. Jean
-----------------------------------
Lawrence H. Jean
Chief Executive Officer & Director